                       Filed by Compaq Computer Corporation Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                    Subject Company: Compaq Computer Corporation
                                                     Commission File No.: 1-9026

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Compaq on September 4, 2001, and is incorporated by reference into this filing.

The following document is a customer newsletter distributed by Compaq on September 26, 2001.

STORAGE LEADERSHIP COUNCIL NEWS
September 2001

We are striving to make this program successful for you - our customers. We welcome your comments and suggestions, please feel free to email the Storage Leadership Program office at SLCprogrammanagementoffice@compaq.com.

Contents
1        Welcome
2        Meet some of our member
         customers through their
         successes
3        SLC Event Announcement
3        Storage Factoids
3        Oracle Customers Now Have
         Greater Flexibility in Remote
         Mirroring Technology
4        StorageWorks:
         The #1 SAN Provider
4        A letter to StorageWorks customers
5        Hewlett-Packard and Compaq
         agree to merge
8        Compaq Open SAN
         Supported Solutions
8        New storage solutions confirm
         customer commitment
9        Compaq Extends Industry-Leading Enterprise Network Storage Architecture
10       Two New Enterprise Tape Libraries
         Join the ESL9000 Family
10       SAN and Storage Management
         with SANworks Software
10       Oracle Solutions and Compaq SANworks Snapshot Technology
         Proven Compatible

Welcome
It is my pleasure to welcome you to the Compaq Storage Leadership Council! I look forward to meeting with you at our first SLC gathering at the Cheyenne Mountain Resort in Colorado Springs, Colorado this coming October.

The Storage Leadership Council is your opportunity to learn about and influence the direction of StorageWorks(TM) products, solutions and services. This is your chance to provide candid feedback about where you feel Compaq should be headed in the future. It will also give you insight into our vision for networked storage solutions and define the extension of our Enterprise Network Storage Architecture or ENSA-2. We are focused on delivering Compaq customers around the world the ability to increase their business velocity by improving flexibility, efficiency, and service levels.

It was recently announced that Hewlett-Packard and Compaq will potentially merge into one company. Many of you may wonder, "Why are we doing this?" This merger is the most effective, efficient way to accomplish our strategy to be the leading IT solutions company based on a customer-focused, services-led business model. The bold step to combine Compaq and HP accelerates this strategy and creates an even stronger asset base.

It also makes us more responsive to your needs in an IT marketplace that is changing in fundamental ways. You want a strategic partner that provides comprehensive solutions, and that can design, deploy and manage those solutions.

With this merger, we're creating the company that will be best qualified and positioned to meet your needs. With world-class, quality products. Strong services delivery. Robust solutions. Flexibility and adaptability. And that sets the pace in the industry for invention and innovation.

Our success is dependent on your success and we look forward to collaborating with you and gaining an in-depth understanding of your challenges and the solutions that we can provide you.

I look forward to meeting with you in the very near future!

Mark


MEET SOME OF OUR MEMBER CUSTOMERS THROUGH THEIR SUCCESSES!
Postbank System AG
Banking on reliability
Postbank System AG is the service provider for Postbank, one of the 15 largest banks in Germany. To ensure data reliability and availability, the bank's information-technology systems incorporate Compaq StorageWorks Raid Array 4100 systems configured into SANs. The Compaq enterprise network storage architecture makes it easy to add capacity and scale for growth with a StorageWorks SAN. "Our Compaq StorageWorks SAN delivers true business flexibility, increased service, high fault-tolerance levels and maximized operational efficiencies - all at a value proposition unmatched by any other solution in the market."
- Armin Berger, engineer, client/server systems,

Postbank Systems AG
The Profit and Recovery Group
Recovering auditing firm profits fromstorage-area networks The Profit Recovery Group needed comprehensive, online storage solutions to keep pace with its growing, data-intensive auditing business. Primary requirements included great value and ease of manageability. Adding to its Compaq ProLiant servers, the firm selected Compaq StorageWorks systems configured into storage-area networks.

"Our Compaq storage solutions enable us to bring more capacity online rapidly in a non-disruptive, cost-effective manner.

"When we needed substantial storage upgrades, we found EMC's pricing uncompetitive with Compaq. We always had to involve EMC's technical staff in every change we made to our EMC storage units. With Compaq, we see technological advances in terms of flexibility, reconfiguration and set-up. We can easily expand our Compaq StorageWorks SANs in house and save on support costs."
- Tim Hill, senior vice president of Information Technology,
         The Profit Recovery Group International, Inc.

Resource Bancshares Mortgage Group, Inc.
Leading mortgage lender achieves
IT "velocity" with SANResource Bancshares Mortgage Group, a top mortgage banking firm, uses a Compaq StorageWorks SAN to gain greater control over storage utilization, improve backup and disaster recovery planning, reduce management overhead, and enable IT to respond faster to organizational and competitive challenges. "For us, the improvements in moving to the Compaq StorageWorks SAN were so obvious that we never looked back; we never gave it a second thought. It was evident from the beginning that we had made the right choice."
- Chip Register, senior vice president and CIO, Resource Bancshares Mortgage Group

Microsoft Corporation
Microsoft relies on SAN-based solutions
Responsible for operations at 450 sites in 62 countries, the Microsoft Information Technology Group (ITG) is deploying the Microsoft Exchange 2000 application to support more than 68,000 mailboxes. After a comprehensive evaluation, ITG selected Compaq StorageWorks systems and Compaq ProLiant servers as the platforms of choice.

The dynamic scalability of Compaq servers and storage systems makes them ideal for our Microsoft Exchange 2000 environment.

"Compaq's dedication to complete storage solutions and global service makes Compaq an ideal technology vendor for our Microsoft Exchange 2000 Server platform."
- Dave Walsh, General Manager, Messaging and Collaboration, Information Technology Group, Microsoft Corporation

StorageBank Inc.
Service provider banks on network storage solutions
Compaq StorageWorks systems paved the way for StorageBank Inc., Taiwan's first storage services provider. Protected by comprehensive storage solutions, StorageBank customers purchase capacity on demand - with virtually no application downtime and without tying up precious capital in storage infrastructure.

"Compaq StorageWorks solutions enable us to guarantee our clients 99.9 percent availability.

"Since our customers care most about the level and quality of their storage services, we provide 99.9 percent uptime. We get this outstanding result with Compaq StorageWorks storage area networks."
- Alex Kao, chief operating officer, StorageBank Inc.

For these and other examples of flexible Compaq storage solutions, log on to:
HTTP://WWW.COMPAQ.COM/STORAGE/CUSTOMERS.HTML


JOIN US IN COLORADO SPRINGS, COLORADO FOR THE FIRST SLC EVENT:
October 8th - 11th, 2001
The Cheyenne Mountain Resort
Colorado Springs, Colorado

>        Hear the strategy...
>        Share your views...
>        See the next generation products...

Feel the excitement as Compaq extends the ENSA vision!Don't forget to register for the upcoming Storage Leadership Council Event

Visit our website at
https://www.travelhq.com/travelxpresshq/slc2001/index.htm
User ID Code: slcc87

Please contact your account manager immediately if you've not yet received your invitation!

STORAGE FACTOIDS

> The average enterprise spent$6,400,000 on storage in 2000, and will spend $11,400,000 in 2001,and $14,200,000 in 2002.1
> It has taken humans 300,000 years to accumulate 12 extabytes of information.
> It will take two-and-a-half more years to create the next 12 extabytes.2 (One extabyte equals one quintillion bytes or 10 to the 18th power. To put it in perspective, one petabyte [PB] is equal to one quadrillion bytes, or 10 to the 15th power).
> Five hundred petabytes is the equivalent of 1 trillion novels, which, stacked up, could reach the moon 57 times.3 (One petabyte is equal to 1,024 terabytes.)

1        Projected: Source Forrester Research/5-1-01

2 According to a study in Oct. by University of California Berkeley Storage Savings and Data Mass See Help in Virtualization. IBD 4/27/01 /5-1-01
3 Jeffrey Dale, President of KOM Networks. Storage Savings and Data Mass See Help in Virtualization. IBD 4/27/01 /5-1-01


ORACLE CUSTOMERS NOW HAVE GREATER FLEXIBILITY IN REMOTE MIRRORING TECHNOLOGY This program offers Oracle customers complete confidence that Compaq StorageWorks and SANworks(TM) solutions are compatible with Oracle's database products.

DRM is a storage-based data replication and workload migration solution that is ideal for copying data online and in real time to remote locations via a local or an extended SAN. With the qualification of Compaq SANworks Data Replication Manager in both the synchronous and asynchronous modes, customers have more flexibility when choosing a remote mirroring or business continuance solution to suit their infrastructure needs. DRM has widest range of interconnect options between sites for remote mirroring replication, whether the remote site is across town or thousand of miles from the production site.

STORAGEWORKS:
The #1 SAN provider
Analysts show Compaq is top storage vendor;
Compaq offers customers better value solutions
According to a number of recent studies by Gartner Dataquest and IDC, customers are turning to Compaq Computer Corporation in large numbers for enterprise storage products. That's because Compaq storage products provide value and reliability for enterprise customers. The reports cover a variety of measurement categories, from number of SAN array units shipped to server-based storage revenue share and growth over the previous year. In almost all of the Gartner Dataquest and IDC findings, Compaq achieved top rankings. In addition, Compaq is one of only two storage vendors in the Leadership Quadrant of Gartner's highly regarded "SAN Integrator Magic Quadrant" analysis on enterprise storage leadership.

Although the various reports are based on data reflecting year 2000 performance, they offer ample evidence that a shift in customer attitudes is affecting the competitive landscape. "The enterprise storage space is going through significant redefinition in terms of what customers are buying," said Roger Cox, chief analyst with Gartner Dataquest.

"This information tells the whole story about current leadership in the storage industry," said Mark Lewis, vice president and general manager, Compaq Enterprise Storage Group. "Value is the name of the game, and value has many dimensions to the customer. Value speaks to the reliability of the products, the flexibility of the overall solution, and the investment protection provided. Will the investment you make today allow you to grow as rapidly as your business demands? Will that investment be more valuable next year than it is today? Will you have high availability of critical data? Compaq's market share in enterprise storage hardware and software grew as rapidly as it did in 2000 because we delivered value to our customers in every sense of the word.

"These numbers confirm that Compaq is the strongest and best alternative to EMC," Lewis said. "Companies want cost-effective storage solutions that minimize up-front investments and are truly scalable in performance as well as capacity. That's what Compaq is all about.

"It also is increasingly clear what companies do not want. They are refusing to accept legacy architectures that cost big bucks to start up and are limited in scalability. Compaq's superior value proposition continues to attract EMC customers, and we feel confident that this trend will continue."

HEWLETT-PACKARD AND COMPAQ AGREE TO MERGE,CREATING $87 BILLION GLOBAL TECHNOLOGY LEADER
> Will offer businesses and consumers most complete set of products and services, with commitment to open systems and architectures
> Will have number one worldwide positions in servers, PCs and handhelds, and imaging and printing; leading positions in IT services, storage, management software
>        Companies expect annual cost synergies of approximately $2.5billion;
         transaction expected to be substantially accretive in year one
         Palo Alto, Ca., and Houston, TX, September 4, 2001 -- Hewlett-Packard Company (NYSE: HWP) and Compaq Computer Corporation (NYSE: CPQ ) announced today a definitive merger agreement to create an $87 billion global technology leader.
The new HP will offer the industry's most complete set of IT products and services for both businesses and consumers, with a commitment to serving customers with open systems and architectures. The combined company will have number one worldwide revenue positions in servers, access devices (PCs and handhelds), and imaging and printing, as well as leading revenue positions in IT services, storage, and management software.The merger is expected to generate cost synergies reaching approximately $2.5 billion annually and drive a significantly improved cost structure. Based on both companies' last four reported fiscal quarters, the new HP would have approximate pro forma assets of $56.4 billion, annual revenues of $87.4 billion and annual operating earnings of $3.9 billion. It would also have operations in more than 160 countries and over 145,000 employees.Carly Fiorina, chairman and chief executive officer of HP, will be chairman and CEO of the new HP. Michael Capellas, chairman and chief executive officer of Compaq, will be president. Capellas and four other members of Compaq's current board of directors will join HP's board upon closing.

"This is a decisive move that accelerates our strategy and positions us to win by offering even greater value to our customers and partners," said Fiorina. "In addition to the clear strategic benefits of combining two highly complementary organizations and product families, we can create substantial shareowner value through significant cost structure improvements and access to new growth opportunities. At a particularly challenging time for the IT industry, this combination vaults us into a leadership role with customers and partners-together we will shape the industry for years to come."

"We are creating a new kind of industry leader - one founded on customer success, world-class engineering, and best of breed products and services...With this move, we will change the basis of competition in the industry."
-  Michael Capellas
    Chairman and Chief Executive Officer, Compaq Computer Corporation

"We are creating a new kind of industry leader - one founded on customer success, world-class engineering, and best of breed products and services," said Capellas. "In sharp contrast to our competitors, we are committed to leading the industry to open, market-unifying architectures and interoperability, which reduce complexity and cost for our customers. With this move, we will change the basis of competition in the industry."Under the terms of the agreement, unanimously approvedby both boards of directors, Compaq shareowners will receive
0.6325 of a newly issued HP share for each share of Compaq, giving the merger a current value of approximately $25 billion.

HP shareowners will own approximately 64 percent and Compaq shareowners 36 percent of the merged company. The transaction, which is expected to be tax-free to shareowners of both companies for U.S. federal income tax purposes, will be accounted for as a purchase.The transaction is expected to be substantially accretive to HP's pro forma earnings per share in the first full year of combined operations based on achieving planned cost synergies. Cost synergies of approximately $2.0 billion are expected in fiscal 2003, the first full year of combined operations. Fully realized synergies are expected to reach a run rate of approximately $2.5 billion by mid-fiscal 2004. These anticipated synergies result from product rationalization; efficiencies in administration, procurement, manufacturing and marketing; and savings from improved direct distribution of PCs and servers. Subject to regulatory and shareowner approvals and customary closing conditions, the transaction is expected to close in the first half of 2002. In connection with the transaction, both companies have adopted shareowner rights plans; information on these plans will be filed today with the Securities and Exchange Commission.The merged entity will be headquartered in Palo Alto and retain a significant presence in Houston, which will be a key strategic center of engineering excellence and product development.

The new HP will be structured around four operating units that build on the companies' similar go-to-market and product development structures to provide clear customer and competitive focus. Leadership and estimated revenues (calculated by combining the two companies' trailing four reported fiscal quarters) are as follows:
> A $20 billion imaging and printing franchise to be led by Vyomesh Joshi, currently president, Imaging and Printing Systems, of HP.
> A $29 billion access devices business to be led by Duane Zitzner, currently president, Computing Systems, of HP.
> A $23 billion IT Infrastructure business, encompassing servers, storage and software, to be led by Peter Blackmore, currently executive vice president, Sales and Services, of Compaq.
> A $15 billion Services business with approximately 65,000 employees in consulting, support and outsourcing to be led by Ann Livermore, currently president, HP Services.

The chief financial officer of the combined entity will be Robert Wayman, chief financial officer of HP. The integration team will be led by Webb McKinney, currently president of HP's Business Customer Organization, and Jeff Clarke, chief financial officer of Compaq.

"Clearly, the potential of this combination is compelling, but we understand the magnitude of the challenge and the need for discipline and speed," Fiorina concluded. "We're helped by the fact that both companies have been pursuing similar organizational structures and sales force models, and there is immense talent resident in both organizations. We have done comprehensive integration planning and have clear metrics to drive our success. We are committed to achieving the synergies we have identified while maintaining our competitive position and momentum in the marketplace."

Fact sheet
A fact sheet related to the merger is available at http://www.compaq.com/newsroom/pr/attachments/hpcompaq_factsheet.html

Calculation of combined revenuesThe statements of combined revenues in this release and the attached fact sheet are estimates and have been calculated by adding similar category information from the companies' separate filings with the Securities Exchange Commission for each of their past four fiscal quarters. Because the companies have different fiscal year-ends, these estimates do not track a matching time period. The measurement method described above may result in amounts that differ from amounts resulting from other methodologies the companies may use in the future.

About HP
Hewlett-Packard Company-a leading global provider of computing and imaging solutions and services-is focused on making technology and its benefits accessible to all. HP had total revenue from continuing operations of $48.8 billion in its 2000 fiscal year. Information about HP and its products can be found on the World Wide Web at www.hp.com .


About Compaq
Compaq Computer Corporation is a leading global provider of enterprise technology and solutions. Compaq designs, develops, manufactures and markets hardware, software, solutions and services, including industry-leading enterprise storage and computing solutions, fault-tolerant business-critical solutions, communication products, and desktop and portable personal computers that are sold in more than 200 countries. Information on Compaq and its products and services is available at http://www.compaq.com.



FORWARD LOOKING STATEMENT

This news release contains forward-looking statements that involve risks, uncertainties and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements.

Risks, uncertainties and assumptions include the possibility that the Hewlett Packard/Compaq merger does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval or that prior to the closing of the proposed merger, the businesses of the companies suffer due to uncertainty; the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; that Compaq and Hewlett Packard are unable to transition customers, successfully execute their integration strategies, or achieve planned synergies; other risks that are described from time to time in Compaq and Hewlett Packard's Securities and Exchange Commission reports (including but not limited to Compaq's annual report on Form 10-K for the year ended December 31, 2000, HP's annual report on Form 10-K for the year ended October 31, 2000, and subsequently filed reports). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, Compaq's results could differ materially from Compaq's expectations in these statements. Compaq assumes no obligation and does not intend to update these forward-looking statements.

ADDITIONAL INFORMATION AND WHERE TO FIND IT
HP and Compaq intend to file with the SEC a joint proxy statement/prospectus and other relevant materials in connection with the merger. The joint proxy statement/ prospectus will be mailed to the stockholders of HP and Compaq. Investors and security holders of HP and Compaq are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about HP, Compaq and the merger. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the joint proxy statement/ prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the merger.

HP, Carleton S. Fiorina, HP's Chairman of the Board and Chief Executive Officer, Robert P. Wayman, HP's Executive Vice President and Chief Financial Officer, and certain of HP's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of HP and Compaq in favor of the merger. The other executive officers and directors of HP who may be participants in the solicitation of proxies in connection with the merger have not been determined as of the date of this filing. A description of the interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in HP is set forth in the proxy statement for HP's 2001 Annual Meeting of Stockholders, which was filed with the SEC on January 25, 2001. Full participant information may be found in HP's Form 425 filed with the SEC on September 25, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in the merger by reading the joint proxy statement/prospectus when it becomes available.

Compaq and Michael D. Capellas, Compaq's Chairman and Chief Executive Officer, and certain of Compaq's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Compaq and HP in favor of the merger. The other executive officers and directors of Compaq who may be participants in the solicitation of proxies in connection with the merger have not been determined as of the date of this filing. A description of the interests of Mr. Capellas and Compaq's other executive officers and directors in Compaq is set forth in the proxy statement for Compaq's 2001 Annual Meeting of Stockholders, which was filed with the SEC on March 12, 2001. Full participant information may be found in Compaq Form 425 filed with the SEC on September 17, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Capellas and Compaq's other executive officers and directors in the merger by reading the joint proxy statement/prospectus when it becomes available.

In the 2001 CRN Channel Champions report, "Compaq placed first in vendor responsiveness and marketing and sales support." (CRN, 2001)*
*Note: In the external attached storage vendor category, the 2001 CRN Channel Champions report surveyed a total of 404 systems and network integrators about their opinions of the top six vendors chosen according to CRN staff recommendations and market share data. For additional details, click on CRN Channel Champions - External Attached Storage.


COMPAQ OPEN SAN SUPPORTED SOLUTIONS
Compaq has expanded its Enterprise Network Storage Architecture (ENSA) solutions portfolio with two Open SAN supported solutions. In addition to homogeneous and heterogeneous Compaq SANs, the world's most popular SAN solutions, Compaq now offers Open SAN supported solutions that enable customers to implement a Compaq data zone in a shared Fibre Channel fabric with data zones supplied by EMC Corporation, Hitachi Data Systems, or IBM Corporation. An Open SAN supported solution is a standards-based storage network that provides mutually supported interoperability of networked storage products supplied by multiple vendors. A data zone is a self-contained zone in a shared fabric encompassing affiliated storage, servers and management. A Compaq data zone in an Open SAN supported solution is a data zone that includes Compaq StorageWorks and Compaq SANworks products plus the heterogeneous server platforms accessing the StorageWorks products.

Compaq Open SAN supported solutions are provided for businesses that have disparate storage products installed today and want to create a SAN with multi-vendor data zones, or that want to consolidate existing SAN islands. Compaq Open SAN supported solutions were developed cooperatively with Brocade Communication Systems, EMC Corporation, Hitachi Data Systems, IBM Corporation, and McDATA Corporation through the Storage Networking Industry Association
(SNIA) Supported Solutions Forum.

Cooperative, multi-vendor support for Compaq Open SAN supported solutions is assured when customers adhere to configuration and operational guidelines specified for a specific solution. These guidelines are detailed in a Compaq whitepaper entitled "Compaq Open SAN Supported Solution Guidelines," available at www.compaq.com/storage/ssf.

Broadened support for switching devices In conjunction with the Compaq Open SAN supported Solutions announced on June 4, 2001, Compaq has broadened support for qualified switches and directors.

Specifically, Compaq will support any Brocade-manufactured Silkworm switch in an Open SAN supported solution if the switch is running the firmware specified and the fabric topology guideline is followed. Likewise, Compaq will support any ED-5000 director manufactured by McDATA in an Open SAN supported solution as long as it is running the firmware specified and the fabric topology guideline is followed. This support includes EMC Connectrix and is intended to help customers implement open storage networks. With this expanded support, Compaq supports the vast majority of Fibre Channel switching devices installed around the world.


NEW STORAGE SOLUTIONS CONFIRM CUSTOMER COMMITMENT

Compaq unveiled a new suite of solutions that increase the flexibility, efficiency and value of storage networks and confirm our commitment to provide global storage customers the world's best and most cost-effective solutions. Leading the way is the Compaq StorageWorks EMA16000, one of the highest-density enterprise RAID arrays in the industry. With the ability to provide up to 12.2 terabytes (TB) in a single cabinet, the StorageWorks EMA16000 simplifies the physical consolidation of storage that SANs make practical. Compaq also announced StorageWorks Integrated SAN switches, plus support for McDATA ED-5000 directors to simplify SAN implementation. Array controller software enhancements and storage support upgrades are also available for existing Compaq SAN customers.
"Compaq's enhanced SAN solution suite provides our customers with real answers to their business velocity needs," said Roger Archibald, vice president and general manager, Enterprise Storage Array Division. "Today, more than ever, businesses need the flexibility, efficiency, and improved customer service levels a Compaq SAN enables."


COMPAQ EXTENDS INDUSTRY-LEADING ENTERPRISE NETWORK STORAGE ARCHITECTURE Visionary architecture that forged SAN market leadership is enhanced to accelerate customers' business velocity

Building on the proven foundation of its extraordinarily successful forebear, ENSA-2 provides a visionary roadmap for enabling businesses to succeed and win in the increasingly competitive world economy with a superior networked storage infrastructure. Compaq introduced ENSA-2, along with six industry-changing storage utility technologies, before an audience of more than 1000 customers in Colorado Springs, Colorado.

"Compaq has delivered on the vision it unveiled in 1998 when ENSA was first launched," said Mark Lewis, vice president and general manager of Compaq's Enterprise Storage Group. "ENSA has enabled Compaq customers around the world to increase business velocity by improving flexibility, efficiency, and service levels. An ENSA storage utility is the foundation of today's successful business model. Compaq is pleased to help its customers take business velocity to the next level by enhancing the world's most successful storage utility architecture."

Compaq has led innovation in the network storage industry from homogeneous SANs in 1997 to heterogeneous SANs in 1999 and Open SAN supported solutions today. With the introduction of ENSA, Compaq was first to envision storage as a utility service, and has subsequently delivered on that vision with eleven major product and solution launches. Today, Compaq is the acknowledged leading supplier of SAN-based storage systems.

"We are excited to see Compaq's Enterprise Network Storage Architecture further enhanced," said Cliff Reeves, vice president, Windows Server Product Management. "Microsoft Windows technology is helping Compaq deliver world-class SAN and network attached storage (NAS) solutions. We expect Windows customers to benefit from the enhanced capabilities that ENSA-2 envisions."

Building on its original architectural foundation, Compaq'sENSA-2 encompasses six advanced technologies that enhance the ENSA storage utility to help customers solve their most pressing storage challenges. The business solutions that ENSA-2 promises are summarized below.

Storage challenge                   ENSA-2 solution
Explosive growth                    Storage network scaling
Management complexity               Storage virtualization
Skilled management resources                Storage management
                                                     automation
Storage networking interoperability Commitment to drive
                                                     open supported solutions
Total cost of ownership                     Storage management
                                                     simplification
Return on investment                        Investment protection

The six new technologies incorporated in ENSA-2 include:
1. DtS architecture - brings the benefits of SAN technology to all size businesses while providing investment protection for more the 1.5 million Compaq ProLiant(TM) servers.

2. Storage network scaling - extends the ENSA storage utility to global proportions to support the pervasive information era by scaling Fibre Channel storage networks with IP networks.

3. Universal network storage - provides storage users with the flexibility to choose between block and file access to best meet application needs by merging network attached storage with SAN in a common storage pool that is easily scaled.

4. Storage utility automation architecture - simplifies automated storage utility management by implementing it independently of servers.

5. Compaq VersaStor(TM) virtualization technology - enables storage without limits by providing a layer of abstraction between the logical and physical views of storage and data. Originally announced as SAN-wide block virtualization, this technology is being implemented across Compaq enterprise storage product lines to provide automatic, transparent data movement and management by high level attributes. VersaStor technology is the engine behind ENSA-2 storage utility automation.

6. Life cycle data management - automates the life cycle management of virtual data objects from creation to global distribution to copy coherency and archive. Virtual data objects are convenient management objects defined by storage users and may consist of virtual disks, files, video streams, directories of files, etc. Virtual data objects are associated with high level attributes and management policies, and automatically managed and distributed according to those attributes and policies.


"Compaq's ENSA-2 vision includes solutions to address the storage needs of the full spectrum of customers from small businesses to the large enterprises with value at each level,"said John Scott, managing partner, Evaluator Group.

"Customers validate Compaq's Enterprise Network Storage Architecture every day with their checkbooks," Lewis added. "The return on investment being realized by these customers today will be increased even more as we start delivering the ENSA-2 vision later this year."


TWO NEW ENTERPRISE TAPE LIBRARIES JOIN THE ESL9000 FAMILY
> The new ELS9198SL is an enterprise tape library that features up to eight Compaq SDLT drives (for 21.78 TB of native capacity) and a low voltage differential (LVD) SCSI interface. It provides backup at 316.8 GB/hr and restore capacity in just a .59 sq. meter footprint
> The new ESL 9326SL is another enterprise tape library that features up to 16 Compaq SDLT drives (for 35.86 TB of native capacity) and a LVD SCSI interface. It provides backup at 633.6 GB/hr and restore capacity in just a 1.03 sq. meter footprint.


SAN AND STORAGE MANAGEMENT WITH SANWORKS SOFTWARE
Now managing storage devices is easier than ever - thanks to these new and enhanced products:
> The Compaq SANworks Storage Resource Manager v.4.0 Enterprise Edition (SRM v4.0) is an automated, web-based storage monitoring, reporting and alerting tool. This storage management software provides IT managers with storage analysis by detecting trends, foreseeing potential problem areas within the topology, and balancing storage resources with the resource's storage capacity needs.
> To quickly and fully take advantage of Compaq SANworks Storage Resource Manager v4.0 Enterprise Edition, Compaq also provides the Compaq SANworks Storage Resource Manager v4.0 installation and startup service. This service will dramatically reduce the implementation risks, resulting in enhanced IT availability, predictability and investment protection.
> Even managing your storage resources within your SAN has been simplified, with the new Compaq SANworks Network View. Network View automatically maps SAN topology and monitors its availability. Also this management software monitors the storage devices and sends device specific alerts if issues arise. With browser-based remote access and GUI interface, IT personnel have a network view from anywhere.
> Another valuable SANworks software product is our well-known Compaq SANworks Data Replication Manager (DRM), which provides remote disk mirroring by connecting your primary RAID systems to remote storage RAID systems. Data is replicated either synchronously or asynchronously each time a transaction occurs. In the event of a disaster at your primary site, your data is safe at the remote site and available for immediate connection. DRM nowsupports Novell NetWare v5.1


ORACLE SOLUTIONS AND COMPAQ SANWORKS SNAPSHOT TECHNOLOGY PROVEN COMPATIBLE Compaq SANworks Enterprise Volume Manager (EVM) is a web-based application software that manages controller-based clone and snapshot operations. EVM clone and snapshot operations expand the backup window to 24x7 and address the need for business continuance and data protection by allowing for parallel processing. EVM significantly reduces the need for a backup window by allowing for non-disruptive backup/recovery operations.

For additional information visit:

http://www.compaq.com/products/sanworks/evm/evm-oracle.html.

"This integration between Compaq and Oracle ensures that customers experience solutions that work together well and perform to the highest standards," said Mark Sorenson, vice president, Compaq's Enterprise Storage Software. Compaq's participation in the Oracle Storage Compatibility program also first line technical support for the integrated storage solutions.

This qualification follows Oracle's approval of Compaq's remote mirroring technology, using SANworks Data Replication Manager (DRM), in February 2001.

For details, visit: http://www.compaq.com/newsroom/pr/2001/pr2001021901.html.